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09058876

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8 - 67612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2007 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BELLATORE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West San Carlos Street
(No. and Street)

San Jose	California	95110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender — 646-290-7248
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, LLP
(Name -- *if individual, state last, first, middle name*)

101 MONTGOMERY STREET, 22ND FLOOR	SAN FRANCISCO	CALIFORNIA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bellatore Securities, Inc.** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

[signature]
Signature

Financial & Operations Principal
Title

[signature]
Notary Public

KAREN A. LUTZ No. 01LU[illegible]073
Notary Public [illegible] New York
My C[illegible] 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BELLATORE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

Bellatore Securities, Inc.

December 31, 2008

Contents

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
101 Montgomery Street, 22nd Floor
San Francisco, CA 94104
tel 415.788.6666
fax 415.788.1990
www.rkco.com

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Bellatore Securities, Inc.

We have audited the accompanying statement of financial condition of Bellatore Securities, Inc. (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bellatore Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

San Francisco, California
February 24, 2009

Bellatore Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets	
Cash	$ 31,881
Due from broker (Pershing, LLC)	
Commission account	253
Deposit account	25,000
Prepaid expenses	2,455
	$ 59,589

Liabilities and stockholder's equity	
Liabilities:	
Payable to Parent	$ 6,000
Due to broker (Pershing, LLC)	12,764
Accrued expenses and accounts payable	12,574
	31,338
Stockholder's equity:	
Common stock (100 shares authorized; 100 shares issued and outstanding; $1.00 par value)	100
Additional paid-in capital	181,400
Retained earnings	(153,249)
Total stockholder's equity	28,251
Total liabilities and stockholder's equity	$ 59,589

See accompanying notes to statement of financial condition.

Bellatore Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2008

1. Organization

Bellatore Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the State of Calfornia and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on October 1, 2007. The Company was formed to conduct a general brokerage business with its customers on an agency basis. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

2. Summary of significant accounting policies

Basis of Preparation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition

Revenues from services are recognized when the transaction closes and realization is assured. Expenses are recognized as they are incurred.

Cash

At times during the year, the Company's cash accounts may exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and will monitor such balances to not be exposed to significant credit risk.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Interest is recognized on the accrual basis.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company files a consolidated income tax return which includes the Company and other related entities.

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies."

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

3. Related party transactions

The Company shares office space and operational expenses with Bellatore, LLC its sole parent (the "Parent"), for which it is charged monthly. At December 31, 2008 the Company had a payable to Parent of $6,000, which is included in the statement of financial condition.

4. Income taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months and 15 to 1 thereafter. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $25,796, which was $20,796 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.21 to 1.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Due to/from broker

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with Pershing, LLC (the "Broker"). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of its Broker and does not anticipate any losses from this counterparty.